

June 23, 2011

Via E-mail
S. Scott Crump
Chief Executive Officer
Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344

> **Re:** **Stratasys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-13400**

Dear Mr. Crump:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-10

1. Please clarify the nature of the "proceeds from the sale of investments" within your cash flows from investing activities. For sales of your held-to-maturity investments tell us how any sales are consistent with that classification and how you comply with ASC 320-10-25. In this respect, explain how you present the proceeds from the maturities of held-to-

maturity investments within your consolidated statements of cash flows. We refer you to the guidance in ASC 320-10-45-11.

Notes to the Consolidated Financial Statements

Note 19. Litigation, page F-31

2. Please tell us whether it is reasonably possible that the outcome of the various legal proceedings could have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose an estimate of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. We refer you to ASC 450-20-50 and SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, page 4

3. Clarify your disclosures that state, "If the selling price still cannot be reasonably determined for all of the separate items in the multiple-deliverable arrangement, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition until all items have been delivered." In this respect, the selling price used for each deliverable should be based on vendor specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or the estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. Tell us why your delay of revenue recognition until all items have been delivered is appropriate. We refer you to the guidance in ASC 605-25-30-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant